

December 13, 2011

Via E-mail
Bradley A. Cleveland
Chief Executive Officer
Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

> **Re: Proto Labs, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-175745**

Dear Mr. Cleveland:

We have reviewed your supplemental response to our letter dated November 17, 2011 and have the following comment.

Note 15 – Segment and Geographic Information, page F-22

1.   We have reviewed your letter dated December 5, 2011 and are unable to conclude that your presentation of one reportable segment complies with the guidance in ASC 280. The concerns expressed in our prior comment letters remain applicable. In your next amendment, please revise your financial statements and expand MD&A to provide a substantive and informative explanation of each segment's operating results.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

Mr. Bradley A. Cleveland
Proto Labs, Inc.
December 13, 2011
Page 2

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          W. Morgan Burns, Esq.
          Faegre & Benson LLP